

December 19, 2024

Steven N. Bronson
Chief Executive Officer
Interlink Electronics, Inc.
15707 Rockfield Boulevard, Suite 105
Irvine, California 92618

> **Re: Interlink Electronics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 18, 2024**
> **File No. 333-283879**

Dear Steven N. Bronson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology